UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

382866101
(CUSIP Number)

C. Dean Metropoulos
Chairman and Chief Executive Officer of Metropoulos & Co.
200 Greenwich Avenue
Greenwich, Connecticut 06830
Fax: (203) 629-6660

With a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention: John C. Kennedy
Fax: (212) 757-3990
Email: jkennedy@paulweiss.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 382866101	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. Dean Metropoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,996,000(1)
	8	SHARED VOTING POWER 29,870,688(2)
	9	SOLE DISPOSITIVE POWER 3,996,000(1)
	10	SHARED DISPOSITIVE POWER 29,870,688(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,866,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(3)
14	TYPE OF REPORTING PERSON IN

1  Represents the 3,996,000 shares of Class A Common Stock (as defined herein) of the Issuer owned directly by Mr. Metropoulos in his individual capacity,  which includes (i) 500,000 shares of Class A Common Stock, (ii) 1,000,000 shares of Class A Common Stock that would result from the exercise of the 2,000,000 Warrants (as defined herein) held by Mr. Metropoulos, each of which entitles the holder thereof to purchase  one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share and (iii) 2,496,000 shares of Class A Common Stock that would result from an exchange of 2,496,000 Units (as defined herein) held by Mr. Metropoulos, which are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement (as defined herein).
2  Represents 29,870,688 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, that may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC and each of its series and Hostess CDM Class C, LLC and each of its series.  Mr. Metropoulos also has an indirect pecuniary interest in 5,293,917 of such Units.

3 All calculations of percentage ownership herein are based on a total of 129,955,905 Class A Common Stock of the Issuer issued and outstanding as of the close of business on November 4, 2016, as reported by the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 4, 2016, after giving effect to the exchange of all issued and outstanding Units (as defined herein) and the exercise of all issued and outstanding Warrants (as defined herein).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hostess CDM Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,544,568(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,544,568(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,544,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

4  Represents 27,544,568 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by Hostess CDM Co-Invest (as defined herein) and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest. Mr. Metropoulos also has an indirect pecuniary interest in 3,526,064 of such Units.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDM Hostess Class C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,326,120(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,326,120(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

5  Represents 2,356,120 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by CDM Class C (as defined herein) and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of CDM Class C. Mr. Metropoulos also has an indirect pecuniary interest in 1,767,853 of such Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 5 of 15

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Hostess Brands, Inc. (formerly known as Gores Holdings, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 East Armour Boulevard, Kansas City, Missouri 64111.

As of November 14, 2016, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned 33,866,688 shares of Class A Common Stock (the “Subject Shares”), representing approximately 26.1% of the issued and outstanding Class A Common Stock.

Item 2.	Identity and Background.

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement, by (i) C. Dean Metropoulos (“Metropoulos”), a natural person, US citizen, Chairman and Chief Executive Officer of Metropoulos & Co., a boutique acquisition and management firm focusing on the food and consumer sectors, (ii) Hostess CDM Co-Invest, LLC, a Delaware series limited liability company and its series (collectively, “Hostess CDM Co-Invest”), and (iii) CDM Hostess Class C, LLC, a Delaware series limited liability company and its series (collectively, “CDM Class C” and together with Mr. Metropoulos and Hostess CDM Co-Invest, collectively the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated November 14, 2016, a copy of which is attached hereto as Exhibit A.

Mr. Metropoulos serves as the managing member of each Reporting Person that is a limited liability company.

The principal business address for each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

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In February 2013, affiliates of Mr. Metropoulos and Apollo Global Management, LLC (“Apollo”) acquired assets relating to the Hostess® and Dolly Madison® group of brands and recipes (collectively, “Hostess”). The acquisition was financed with a $500 million term loan due April 9, 2020 and $192 million of equity from Mr. Metropoulos and Apollo or their respective affiliates.  The Hostess assets were held by affiliates of Mr. Metropoulos and Apollo through certain newly formed entities, including Hostess Holdings, L.P. (together with its general partner and subsidiaries, “Hostess Holdings”).

On July 5, 2016, the Issuer, Homer Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, Hostess CDM Co-Invest, CDM Class C, AP Hostess Holdings, L.P., a Delaware limited partnership and an affiliate of Apollo (“AP Hostess LP”), and AP Hostess LP, in its capacity as the Sellers’ Representative, entered into that certain Master Transaction Agreement, dated as of July 5, 2016 (the “Master Transaction Agreement”), pursuant to which the Issuer agreed to acquire the privately-held Hostess companies from Mr. Metropoulos and Apollo in a series of transactions set forth therein. A copy of the Master Transaction Agreement is attached hereto as Exhibit B.

On November 4, 2016, in connection with the closing of the transactions contemplated by the Master Transaction Agreement (the “Closing”), the Issuer, Hostess CDM Co-Invest and CDM Class C entered into that certain Contribution and Purchase Agreement, dated as of November 4, 2016 (the “Contribution and Purchase Agreement”), pursuant to which (i) Hostess CDM Co-Invest and CDM Class C sold a portion of their limited partnership interests in Hostess Holdings to the Issuer for cash consideration and (ii) Hostess CDM Co-Invest contributed to the Issuer the general partner of Hostess Holdings in exchange for shares of Class B Common Stock. A copy of the Contribution and Purchase Agreement is attached hereto as Exhibit C.

Subject to the terms of the Master Transaction Agreement and customary adjustments set forth therein, the aggregate purchase price for the acquisition of Hostess Holdings and related transactions was approximately $2.2 billion, which amount may be adjusted post-closing pursuant to customary adjustments set forth in the Master Transaction Agreement and related documents. The consideration to be paid by the Issuer to the Reporting Persons and Apollo was funded through a combination of cash and stock consideration. The amount of cash consideration paid to the Reporting Persons was approximately equal to $260.6 million. The remainder of the consideration paid to the Reporting Persons was stock consideration, consisting of 29,870,688 shares of the Issuer’s newly established Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and an equivalent number of Class B Units in Hostess Holdings (the “Class B Units” and, together with the Class B Common Stock, the “Units”),  which includes 5,446,429 Units representing the partial rollover of Hostess CDM Co-Invest’s equity investment in Hostess Holdings.

In addition, in connection with the transactions contemplated by the Master Transaction Agreement, the Issuer and Mr. Metropoulos entered into that certain Executive Chairman Employment Agreement, dated as of July 28, 2016 (the “Executive Chairman Employment Agreement”), pursuant to which the Issuer will employ Mr. Metropoulos as the Executive Chairman of certain subsidiaries of Hostess Holdings, effective as of the Closing and until December 31, 2018 (or until December 31, 2019 by mutual agreement

CUSIP No. 382866101	SCHEDULE 13D	Page 7 of 15

of the parties). Pursuant to the Executive Chairman Employment Agreement, Mr. Metropoulos received a one-time issuance at Closing of 2,496,000 Units, which Units are subject to a one-year holding period subject to certain exceptions. Subject to his continued employment through December 31, 2018, Mr. Metropoulos will be entitled to shares of Class A Common Stock (or, upon his written request if at such time CDM Class C or Hostess CDM Co-Invest hold any Units, an equivalent number of Units) upon achievement of earn-out targets for the 2018 fiscal year, as specified in the Executive Chairman Employment Agreement. The Executive Chairman Employment Agreement is attached hereto as Exhibit D.

The Issuer and Mr. Metropoulos also entered into that certain Executive Chairman Agreement, dated as of July 28, 2016 (the “Executive Chairman Director Agreement”), pursuant to which Mr. Metropoulos will serve as the Executive Chairman of the Board, effective as of the Closing and until December 31, 2018 (or until December 31, 2019 by mutual agreement of the parties). The Executive Chairman Director Agreement is attached hereto as Exhibit E.

In connection with the transactions contemplated by the Master Transaction Agreement, Gores Sponsor LLC (the “Sponsor”), the Issuer and Mr. Metropoulos also entered into that certain Sponsor Letter Agreement, dated as of July 5, 2016 (the “Sponsor Letter Agreement”), pursuant to which, at  the Closing, the Sponsor transferred 2,000,000 warrants of the Issuer entitling the holder thereof to purchase one-half of one share of Class A Common Stock per warrant at $5.75 per half share (the “Warrants”) and 500,000 shares of Class A Common Stock resulting from the conversion of shares of the Issuer’s Class F Common Stock, par value $0.0001 per share to shares of Class A Common Stock. The Sponsor Letter Agreement is attached hereto as Exhibit F.
Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Charter Amendments

At Closing, the Issuer’s second amended and restated certificate of incorporation (the “Certificate of Incorporation”) was amended to:

CUSIP No. 382866101	SCHEDULE 13D	Page 8 of 15

•	provide for the classification of the Issuer’s board of directors into three classes of directors with staggered terms of office and to make certain related changes;
•
authorize an additional 40,000,000 shares of Class A Common Stock, which would consist of (i) establishing 50,000,000 shares of a newly designated class of Class B Common Stock, in order to provide for the Issuer’s “Up-C” structure, which allows certain of the Reporting Persons  to continue to hold their ownership interest in the companies related with Hostess Holdings in a tax efficient manner, and (ii) decreasing the post-combination shares of Class F Common Stock from 20,000,000 shares to 10,000,000 shares;

•	change the stockholder vote required to amend certain provisions of the Issuer’s certificate of incorporation and bylaws;
•
elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware and, instead, include a provision in the Issuer’s certificate of incorporation that is substantially similar to Section 203 of the DGCL, but excludes The Gores Group, Apollo and the Reporting Persons, each of their successors, certain affiliates and each of their respective transferees from the definition of “interested stockholder,” and to make certain related changes; and

•
provide for certain additional changes, including changing the Issuer’s name from “Gores Holdings, Inc.” to “Hostess Brands, Inc.,” providing that certain transactions are not “corporate opportunities” and that certain persons, including the Reporting Persons and Apollo and their affiliates, are not subject to the doctrine of corporate opportunity, and eliminating certain provisions specific to the Issuer’s status as a blank check company, which the Issuer’s board of directors considered necessary to adequately address the needs of the Issuer.

The revised Certificate of Incorporation is attached hereto as Exhibit G.

Earn Out

Under the Master Transaction Agreement, the CDM Co-Invest and Hostess CDM Co-Invest may be entitled to receive additional shares of Class A Common Stock or an equivalent number of Units (the “Earn-Out Shares”). The number of Earn-Out Shares to be issued (if any) by the Issuer will depend on the adjusted EBITDA of the companies related to Hostess Holdings as calculated pursuant to the terms of the Master Transaction Agreement (“Hostess EBITDA”) for the 2016 fiscal year and, for Hostess CDM Co-Invest only, the 2017 fiscal year.  Additionally, under the Executive Chairman Employment Agreement, Mr. Metropoulos may be entitled to receive Earn-Out Shares on the basis of the adjusted EBITDA of the companies related to Hostess Holdings for the 2018 fiscal year.

Exchange Agreement

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At Closing, the Issuer, the Reporting Persons and Hostess Holdings entered into that certain Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the Reporting Persons and such other holders of Units from time to time party thereto will be entitled to exchange Class B Units and surrender shares of Class B Common Stock for cancellation in exchange for, at the option of the Issuer, a number of shares of the Class A Common Stock equal to the number of Units being exchanged or the cash equivalent of such shares. The Exchange Agreement is attached hereto as Exhibit H.

Tax Receivable Agreement

At Closing, the Issuer entered into that certain Tax Receivable Agreement with Apollo, Hostess CDM Co-Invest, CDM Class C and Mr. Metropoulos (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by the Issuer to the Reporting Persons and Apollo of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing (which periods may extend, unless the Tax Receivable Agreement is terminated early in accordance with its terms, for more than 15 years) following any exchange of Units for shares of Class A Common Stock or the cash equivalent thereof as a result of: (i) certain increases in tax basis resulting from the acquisition of Hostess Holdings; (ii) certain tax attributes of Hostess Holdings and its subsidiaries existing prior to the acquisition of Hostess Holdings; (iii) certain increases in tax basis resulting from exchanges of Units; (iv) imputed interest deemed to be paid by the Issuer as a result of payments it makes under the Tax Receivable Agreement; and (v) certain increases in tax basis resulting from payments the Issuer makes under the Tax Receivable Agreement. The Issuer will retain the benefit of the remaining 15% of these cash savings. Certain payments under the Tax Receivable Agreement will be made to the Reporting Persons and Apollo in accordance with specified percentages, regardless of the source of the applicable tax attribute. The Tax Receivable Agreement is attached hereto as Exhibit I.

Registration Rights Agreement

At Closing, the Issuer entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with certain restricted stockholders, including the Reporting Persons (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the restricted stockholders will be bound by restrictions on the transfer of some of their shares of Class A Common Stock, shares of Class B Common Stock and other securities of the Issuer and its subsidiaries until the later of (i) six months following the date of the Registration Rights Agreement, and (ii) the date that is the earlier of (A) 60 days after a registration statement registering the resale of shares of Class A Common Stock issued pursuant to the subscription agreements entered into in connection with the acquisition of Hostess Holdings has been filed with the SEC and declared effective and (B) 270 days after the closing of the transactions contemplated by the Master Transaction Agreement, except for transfers as bona fide gifts, to a trust, to wholly owned subsidiaries or other equity holders (in the case of entities), pursuant to any acquisition or sale involving the Issuer, pursuant to an indemnity transfer, or with the prior written consent of the Issuer and each holder of restricted stock. The transfer restrictions of the Registration Rights Agreement do not apply to (i) 5,446,429 shares of Class A Common Stock (assuming the exchange of 5,446,429 Units pursuant to the Exchange Agreement) beneficially owned by Hostess CDM Co-Invest and (ii) to a portion of the shares of Class A Common Stock resulting from the exchange of Units (pursuant to the Exchange Agreement) permitted to be transferred by Mr. Metropoulos under the Executive Chairman Employment Agreement.  Pursuant to the terms of the Executive Chairman Employment Agreement, 2,496,000 shares of Class A Common Stock (assuming the exchange of 2,496,000 Units pursuant to the Exchange Agreement) beneficially owned by Metropoulos cannot be transferred until November 4, 2017 (except to family members and family trusts, as well as for sales for proceeds equal to tax withholding obligations of their grant). The Registration Rights Agreement is attached hereto as Exhibit J.

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Pursuant to the Registration Rights Agreement, the restricted stockholders and their permitted transferees are entitled to certain registration rights described in the Registration Rights Agreement. Among other things, pursuant to the Registration Rights Agreement, the restricted stockholders will each be entitled to participate in six demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer subsequent to Closing.

References to the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and the Certificate of Incorporation set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of each document, which is filed as exhibit hereto and is incorporated by reference herein.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the shares of Class A Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the investments of the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 129,955,905 Class A Common Stock outstanding, which includes all shares of Class A Common Stock and Class B Common Stock issued and outstanding as of the Closing Date, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 4, 2016.

Hostess CDM Co-Invest
Hostess CDM Co-Invest directly holds 27,544,568 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, Hostess CDM Co-Invest is the beneficial owner of 27,544,568 shares of Class A Common Stock underlying such Units, representing approximately 21.2% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos.

CDM Class C
CDM Class C directly holds 2,326,120 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, CDM Class C is the beneficial owner of 2,326,120 shares of Class A Common Stock underlying such Units, representing approximately 1.8% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos

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Mr. Metropoulos
Mr. Metropoulos directly holds 500,000 shares of Class A Common Stock and has the sole power to vote and dispose of such shares.

Mr. Metropoulos also directly holds 2,000,000 Warrants entitling him to purchase one-half of one share of Class A Common Stock per warrant at $5.75 per half share. Pursuant to Rule 13d-3 under the Act, Mr. Metropoulos is the beneficial owner of 1,000,000 shares of Class A Common Stock underlying such Warrants and has the sole power to vote and dispose of such Class A Common Shares.

Mr. Metropoulos further directly holds 2,496,000 Units that he may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, Mr. Metropoulos is the beneficial owner of 2,496,000 shares of Class A Common Stock underlying such Units and has the sole power to vote and dispose of such Class A Common Shares. Mr. Metropoulos intends to transfer such 2,496,000 Units to one or more of his affiliates after the Closing.

Collectively, Mr. Metropoulos is the direct beneficial owner of 3,996,000 shares of Class A Common Stock, representing approximately 3.1% of the issued and outstanding shares of Class A Common Stock.

Mr. Metropoulos, as the managing member of Hostess CDM Co-Invest has the ability to direct the management and the business of Hostess CDM Co-Invest, including the power to vote and dispose of securities held by Hostess CDM Co-Invest. Mr. Metropoulos may, therefore, be deemed to beneficially own 27,544,568 shares of Class A Common Stock, representing approximately 21.2% of the issued and outstanding shares of Class A Common Stock, directly held by Hostess CDM Co-Invest.

Mr. Metropoulos, as the managing member of CDM Class C has the ability to direct the management and the business of CDM Class C, including the power to vote and dispose of securities held by CDM Class C. Mr. Metropoulos may, therefore, be deemed to beneficially own 2,326,120 shares of Class A Common Stock, representing approximately 1.8% of the issued and outstanding shares of Class A Common Stock, directly held by CDM Class C.

In the aggregate, Mr. Metropoulos is the beneficial owner of 33,866,688 shares of Class A Common Stock, representing approximately 26.1% of the issued and outstanding shares of Class A Common Stock.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

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(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Exchange Act.
Exhibit B	Master Transaction Agreement (incorporated by reference from Exhibit 2.1 of the Issuer’s 8-K filed with the SEC on July 5, 2016).
Exhibit C	Contribution and Purchase Agreement (incorporated by reference from Exhibit 10.20 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit D	Executive Chairman Employment Agreement (incorporated by reference from Exhibit 10.22 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit E	Executive Chairman Director Agreement (incorporated by reference from Exhibit 10.23 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit F	Sponsor Letter Agreement (incorporated by reference from Annex K of the Issuer’s Schedule 14A filed with the SEC on October 11, 2016).
Exhibit G	Certificate of Incorporation (incorporated by reference from Exhibit 3.1 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit H	Exchange Agreement (incorporated by reference from Exhibit 10.19 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit I	Tax Receivable Agreement (incorporated by reference from Exhibit 10.15 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit J	Registration Rights Agreement (incorporated by reference from Exhibit 10.21 of the Issuer’s 8-K filed with the SEC on November 4, 2016).

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2016

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HOSTESS CLASS C, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

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       Exhibit A
JOINT FILING AGREEMENT
Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated as of November 14, 2016
[Signature Page Follows]

CUSIP No. 382866101	SCHEDULE 13D	Page 15 of 15

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HOSTESS CLASS C, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary